Exhibit 99.6

April 29, 2025 1Q25 Earnings Release

DISCLAIMER

This document may contain forward-looking statements. These statements are based on estimates and information that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risks, uncertainties, and assumptions that include, among other factors, general economic, political, and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake, and expressly waives, any obligation to update any of these forward-looking statements, which speak only as of the date they were made.

GERDAU
Shape the future

3 HIGHLIGHTS Frequency rate Nº of accidents per million of hours worked by each Gerdau’s employee HOT-ROLLED COIL EXPANSION START-UP In Ouro Branco (MG) Wide range of higher value-added products to meet the domestic market STEEL IMPORTS IN BRAZIL Imports penetration rate reached 22%, +3.7 p.p. vs. 4Q24 reinforcing the inefficiency of the quota-tariff system IRMA CERTIFICATION FOR MIGUEL BURNIER Initiative for Responsible Mining Assurance One of the world’s most rigorous and prestigious sustainability certifications COMMITMENT TO SAFETY 2023 2024 0.59 0.70 1Q25 0.61

1Q25

FINANCIAL PERFORMANCE

STEEL SHIPMENTS:
2.9 M

QoQ and YoY **growth**, despite the steel oversupply and scenario a challenging macro-environment

ADJUSTED EBITDA:
R$2.4 b

Upturn of **volumes in the North America** contributing to **resilience of results**

NET INCOME:
R$758 m

Growth vs. 4Q24: **14%**

EARNINGS PER SHARE:
R$0.37

Vs. **R$0.15** 4Q24

CAPEX:
R$1.4 b

~23% of total **Capex** estimated for the year **already invested**

LEVERAGE:
0.69x

Solid balance sheet with **low leverage**

DIVIDENDS:
Payment as of May 19, 2025

GERDAU S.A.: **R$243.5 m** **R$0.12/share**

METALÚRGICA: **R$79.1 m** **R$0.08/share**

SHARE BUYBACK[1]:

	Gerdau	Metalúrgica
% executed	44%	100%
R$ invested	~R$444 m	~R$56 m
% outstanding shares	1.4%	0.6%

SHARE CANCELLATION

24.5 million of GGBR shares (or **86%** of repurchased shares)

6.0 million of GOAU shares (or **100%** of repurchased shares)

[1] Considers repurchases made by April 11 , 2025.

GERDAU
Shape the future

4

OUTLOOK* 5 NORTH AMERICA 2Q25: Margins upturn BRAZIL 2Q25: Margins stability Continued discipline in capital allocation through strategic CAPEX and share buyback Resilient volumes, with backlogs above historical levels (>70 days); Higher spread due to better steel prices and stable scrap costs; 2025: US import tariffs may have a positive impact on capacity utilization rate and spreads; Constructive outlook on market conditions, especially demand in the non-residential construction sector; Attention to customer uncertainty due to recent trade measures. Volumes upturn in the domestic market, especially flat steel, with the BQ2 start-up; Price pressure, especially on long steel, due to the fierce competitive scenario; Costs returning to standard levels. 2025: Civil construction and automotive markets with resilient demand in the current economic scenario, with attention to the eventual impacts of high interest rates; Risk of continued increase in imports due to higher tariffs in other markets and inefficiency of the quota-tariff system. * This does not represent guidance.

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Appendices

8 WORKPLACE SAFETY Continued focus on people’s safety Accident Frequency Rate 0.61 in 1Q25 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 1Q25 0.99 1.16 1.28 1.10 1.08 0.87 0.83 0.76 0.70 0.59 0.61 Number of Accidents per Million Hours Worked per each Gerdau Employee //

9 QUARTERLY OVERVIEW Penetration rate of imports reached 22% in 1Q25, up 3.7 p.p from 1Q24; Long steel volume upturn on the domestic market, offsetting the lower volume of flat steel (due to the scheduled shutdown in Ouro Branco); More challenging competitive scenario in the domestic market causing price pressure (especially in rebar and reinforced concrete); Costs impacted by the scheduled shutdown in Ouro Branco for the hot-rolled coil mill start-up. 57% UTILIZATION RATE Rolled steel Crude Steel 73% Shipments (1,000 tonnes) Net Sales (R$ million) EBITDA (R$ million) EBITDA Margin 1Q24 4Q24 1Q25 1,435 1,429 1,431 +0.1% 1Q24 4Q24 1Q25 7,354 7,769 7,494 -3.5% 817 1Q24 4Q24 1Q25 1,376 1,054 -23.4% 11.1% 17.7% 14.1% ~45% Industry, Agriculture and Others ~40% Civil construction ~15% Automotive PRODUCT PORTFOLIO1 MARKETS OF OPERATION1 30% 40% 20% 10% Rebar and Reinforced concrete Bars, Beams, SBQ and Others Hot Coils and Plates Slabs and Others Long Steel 70% Flat Steel 30% BRAZIL 1 The participation values of products and markets are approximate estimates and do not refer to 1Q25 volumes.

NORTH AMERICA

UTILIZATION RATE

Rolled steel **86%** | Crude Steel **81%**

GERDAU
Shape the future

QUARTERLY OVERVIEW

- Improved shipment volume, reflecting the typical seasonal upturn and higher customer inventory levels amid changes in US trade policy;
- Higher average price in U.S. dollars, reflecting a better mix of products sold and partly from the price increase announcements made during 1Q25;
- Lower cost per tonne in U.S. dollars, greater dilution of fixed costs, partially offset by higher scrap costs.

Shipments (1,000 tonnes)

Net Sales (R$ million)

EBITDA (R$ million)

EBITDA Margin



+14.6%
1,139
1,072
1,229
1Q24
4Q24
1Q25
+16.3%
7,914
7,536
8,768
1Q24
4Q24
1Q25
+47.5%
1,774
812
1,198
22.4%
10.8%
13.7%
1Q24
4Q24
1Q25

PRODUCT PORTFOLIO[1]

Long Steel
100%



Downstream
5%
45%
Bars
50%
Shapes

MARKETS OF OPERATION[1]

~60%
Manufacturing, Energy and Automotive

~40%
Non-residential construction and infrastructure

[1] The participation values of products and markets are approximate estimates and do not refer to 1Q25 volumes.

10

11 Still weak demand and greater competition in the local market leading to lower prices, effects partially offset by lower costs. UTILIZATION RATE Shipments (1,000 tonnes) Net Sales (R$ million) EBITDA (R$ million) EBITDA Margin QUARTERLY OVERVIEW ARGENTINA Slight reduction in steel production and shipment volume, reflecting the anticipation of orders in 4Q24. Stable demand due to favorable execution of public and private works. Prices pressured by the level of steel imports. PERU URUGUAY 227 271 237 1Q24 4Q24 1Q25 -12.5% 1Q24 4Q24 1Q25 1,191 1,711 1,366 -20.2% 285 227 188 1Q24 4Q24 1Q25 -17.2% 23.9% 13.3% 13.8% 80% 20% Bars & Beams Downstream & Others PRODUCT PORTFOLIO1 MARKETS OF OPERATION1 Long Steel 100% SOUTH AMERICA Rolled steel 63% Crude Steel 63% 1 The participation values of products and markets are approximate estimates and do not refer to 1Q25 volumes. ~70% Distribution (semi-finished) ~20% Civil construction ~10% Industry

12 OPERATIONAL PERFORMANCE 1 Non-accounting measurement prepared by the Company. The Company states the Adjusted EBITDA to provide additional information about cash generated in the period . 2 Includes iron ore sales. FUNDAMENTAL GEOGRAPHIC DIVERSIFICATION TO ENSURE RESILIENT RESULTS ADJUSTED EBITDA (R$ million) andADJUSTED EBITDA MARGIN¹ NET SALES² (R$ million) 1Q25 1Q25 North Am. Brazil South Am. Eliminations 0.4% -171 227 188 1,376 385 1,054 812 1,198 -24 -38 EBITDA 4Q24 North Am. -322 Brazil -38 South Am. -15 Eliminations EBITDA 1Q25 2,391 14.2% 2,402 13.8% 3.3% 1,711 7,769 1,233 7,494 7,536 8,768 -193 -253 Net Sales 4Q24 North Am. -274 Brazil -345 South Am. -60 Eliminations 1,366 Net Sales 1Q25 16,822 17,375

13 CASH FLOW & NET CASH VARIATION 1 Includes the cash effect on inventories, customers, and suppliers accounts. | 2 Includes the cash effect of income tax on the Company’s several subsidiaries, including the portion accrued in previous periods, and due in the current period . 3 Includes the addition of R$1.4 billion in Capex in 1Q25, plus the amount of R$462 million not disbursed in 2024. | 4 Includes interest payments on loans and financing and interest on leases. 5 Proportional EBITDA of joint ventures net of dividends received from these JVs. | 6 Disbursements on other intangible assets and lease payments. | 7 Other changes include Other Assets and Liabilities accounts. CASH FLOW (R$ million) NET CASH VARIATION (R$ million) +2.974 2,402 1Q25 Adjusted EBITDA -767 Working Capital1 - 317 Income Tax2 -1,839 CAPEX³ - 115 Juros -128 EBITDA proporcional JV’s -150 -338 var -1,252 1Q25 Free Cash Flow Interest4 JVs Proportional EBITDA5 Intangibles & Leasing6 Other7 8,277 6,870 4Q24 Cash -1,252 1Q25 Free Cash Flow +1,195 Financing Variation -484 Return to Shareholders -508 M&A -358 Exchange variation & other 1Q25 Cash

D 14 LIQUIDITY & INDEBTEDNESS CASH, DEBT AND LEVERAGE (R$ billion) LIQUIDITY POSITION AND DEBT AMORTIZATION1 (R$ billion) RATINGS GROSS DEBT < R$12 BILLION AVERAGE TERM > 6 YEARS NET DEBT/EBITDA ≤ 1.5X BBB STABLE BBB STABLE Baa2 STABLE AVERAGE COST 6.4 YEARS BRL: 103.9% CDI Y/Y USD: 5.5% Y/Y AVERAGE TERM ¹ Global Revolving Credit Facility 6.9 5.0 Liquidity 1.8 2025 0.8 0.2 2026 2.4 2027 1.5 2028 1.5 2029 2.9 2030 3.1 2031 onwards 11.9 Cash & Equiv. RCF ¹ Bonds Debentures Bank Loans 0.40x 0.53x 0.32x 0.48x 0.69x 1Q24 2Q24 3Q24 4Q24 1Q25 5.1 5.9 5.9 6.6 3.7 8.8 5.4 8.3 7.6 6.9 Net Debt Cash Net Debt/Adjusted EBITDA 11.0 12.5 12.5 13.6 14.5 Gross Debt GERDAU FINANCIAL POLICY

DISTRIBUTION OF DIVIDENDS ABOVE THE MANDATORY MINIMUM AND SOLID IMPLEMENTATION OF THE SHARE BUYBACK PROGRAM 15 RETURN TO SHAREHOLDERS 2025 SHARE BUYBACK PROGRAM DISTRIBUTION OF DIVIDENDS AMOUNT PER SHARE AMOUNT PER SHARE METALÚRGICA GERDAU S.A. GGBR GOAU Total program: up to 64.5 million shares Repurchased by April 11, 2025: R$444.1 MM GGBR4/GGBR3 (1.4% of outstanding shares) Cancellation of 24.5 million shares (or 86% of repurchased shares) Total program: up to 6 million shares Completion of the program on April 7, 2025. R$56.2 MM GOAU4 (0.6% of outstanding shares) Cancellation of 6.0 million shares (or 100% of repurchased shares) R$243.5 m R$0.12 R$79.1 m R$0.08 44.2% 55.8% Repurchased² To repurchase GGBR 100.0% 1 Shareholder payment / Parent company’s net income after recording reserves provided for in Bylaws. | 2 Considers the buyback program by April 11,2025 . 15 GERDAU S.A. 1ST QUARTER 1ST QUARTER DIVIDENDS (R$ million) 589 253 619 203 244 350 845 281 1Q24 2Q24 3Q24 4Q24 1Q251 969 1,048 525 30.3% 30.9% 75.7% 349.4% 73.7% Payout Dividends distributed (R$ million) Buyback (R$ million) 1 GOAU

Environmental returns and safety² 1 It does not consider contributions made by Gerdau Next. 2 Investments with environmental and safety returns are included in the CAPEX guidance. 3 After the investment matures. CAPEX 2025e¹ 1Q25¹ ~R$1.6 b 50% 50% Maintenance Competitiveness INVESTMENTS IN BUSINESS GROWTH AND COMPETITIVENES To invest Already invested Capacity addition3 (Thousand tonnes/year) NORTH AMERICA BRAZIL TOTAL 500 250 250 STRATEGIC CAPEX R$6.0 b STRATEGIC CAPEX 1Q25 | ~R$0.7 billion 2025e | ~R$2.8 billion 16 Midlothian Expansion Downstream Scrap Processing in Pindamonhangaba Miguel Burnier Mining Hot Coil Expansion + Utilities Rolling Capacity Forest Expansion MG 5,803 3,398 Total 1,500 450 400 3,200 1,550 1,750 350 9,200 R$1.4 bi 40% 60%

STRATEGIC CAPEX MAIN PROJECTS MIDLOTHIAN EXPANSION “PHASE 1” PHYSICAL ADVANCE FINANCIAL ADVANCE 45% 55% Solar Panels and Midlothian Industrial Unit START-UP (PHASE 1): 2ND SEMESTER OF 2025 POTENTIAL EBITDA: ~R$140 MILLION MIGUEL BURNIER MINING Tailings Filtration PHYSICAL ADVANCE FINANCIAL ADVANCE 65% 50% START-UP: 4TH QUARTER 2025 POTENTIAL EBITDA :~ R$1.1 BILLION HOT-ROLLED COIL EXPANSION Rolling Mills PHYSICAL ADVANCE FINANCIAL ADVANCE 100% 94% START-UP: 1ST QUARTER 2025 POTENTIAL EBITDA : ~ R$ 400 MILLION 17

inform@gerdau.com | ri.gerdau.com Follow Gerdau on social media. Earnings Release 2Q25 July 31,2025 Videoconference August 1,2025